                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                                 Amendment No. 1



                                   LANCE, INC.
                  --------------------------------------------
                                (Name of Issuer)



                         $.83-1/3 PAR VALUE COMMON STOCK
                  --------------------------------------------
                         (Title of Class of Securities)



                                   514606 10 2
                  --------------------------------------------
                                 (CUSIP Number)




                              A. ZACHARY SMITH III
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 12, 1996
                  --------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


NOTE: This Amendment No. 1 amends and restates the Schedule 13D of Nan Davis Van Every dated August 10, 1990 pursuant to rule 13d-2(c).


                                  (Page 1 of 7)

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
----------------------------------                                                                 -----------------------------
     CUSIP No. 514606 10 2                                            13D                                Page 2 of 7 Pages
----------------------------------                                                                 -----------------------------

===================================================================================================================================
         1           NAME OF REPORTING PERSON                                                                 Nan Davis Van Every
                     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-----------------------------------------------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a)    [ ]

                                                                                                                       (b)    [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
         4           SOURCE OF FUNDS*                                                                                          OO
-----------------------------------------------------------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                              [ ]
-----------------------------------------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                         UNITED STATES OF AMERICA

-----------------------------------------------------------------------------------------------------------------------------------
                                  7       SOLE VOTING POWER
         NUMBER OF
          SHARES                                                                                                          111,840
       BENEFICIALLY         -------------------------------------------------------------------------------------------------------
         OWNED BY                 8       SHARED VOTING POWER
           EACH
         REPORTING                                                                                                             0
          PERSON            -------------------------------------------------------------------------------------------------------
           WITH                   9       SOLE DISPOSITIVE POWER

                                                                                                                          111,840
                            -------------------------------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER

                                                                                                                        1,535,552
-----------------------------------------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                        1,647,392
-----------------------------------------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                                              [  ]
-----------------------------------------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                                             5.5%
-----------------------------------------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*

                                                                                                                               IN
====================================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  (Page 2 of 7)

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Common Stock, par value $.83-1/3 per share (the "Common Stock"), of Lance, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8600 South Boulevard, Charlotte, North Carolina 28232.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) The name of the reporting person is Nan Davis Van Every. The residence address of Mrs. Van Every is 6001 Pelican Bay Boulevard, Naples, Florida 33963. Mrs. Van Every is not currently employed.

                  (d) During the past five years, Mrs. Van Every has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, Mrs. Van Every has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mrs. Van Every is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mrs. Van Every acquired 1,297,920 shares of the Common Stock (the "Acquired Shares") under the Will dated April 7, 1987 (the "Will") of her husband, Salem A. Van Every, Jr. who died on May 27, 1990 (the "Decedent") as the sole trustee under the marital trust (the "Marital Trust") created under the Will. Since Mrs. Van Every became the beneficial owner on June 29, 1990, upon her qualification as trustee of the Marital Trust, no funds or other consideration were used in the acquisition of the Acquired Shares.

         In addition, Mrs. Van Every also beneficially owns 353,772 shares of Common Stock (the "Other Shares"), of which 21,142 shares, taking into account stock splits and stock dividends, were given to her by the Decedent, with the balance purchased by her through the Issuer's dividend reinvestment plan, privately negotiated transactions or through brokers. Mrs. Van Every has used her personal funds in making such purchases. Mrs. Van Every beneficially owns 32,474 of these Other Shares in her capacity as trustee of several trusts (the "Family Trusts") established for the benefit of her children.

         On December 12, 1996, Mrs. Van Every transferred an aggregate of 1,535,552 shares of Common Stock (the "Trust Shares"), including all of the Acquired Shares and 237,632 of the Other Shares, to two separate irrevocable trusts (the "Irrevocable Trusts") with substantially the same terms except with different trustees.

                  At this time, the source and amount of funds that Mrs. Van Every may use to fund future purchases of Common Stock, if any, is undetermined, although the funds for such future

                                  (Page 3 of 7)
purchases, if any, are likely to be the personal funds of Mrs. Van Every. Future purchases, if any, Mrs. Van Every may make under the Issuer's dividend reinvestment plan will be funded through the reinvestment of dividends or through personal funds of Mrs. Van Every.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Since Mrs. Van Every is the beneficial owner of the Acquired Shares not by purchase but by operation of law, she became such a beneficial owner without motive or purpose. Mrs. Van Every acquired beneficial ownership of the Other Shares either by gift without purpose or by purchase for investment. Mrs. Van Every intends to hold the Common Stock reported herein for investment, subject to the terms of the Irrevocable Trusts and the Family Trusts as described herein.

                  Mrs. Van Every intends to evaluate the business and prospects of the Issuer and depending on her evaluation, other investment opportunities, market conditions and other factors as she may deem material, Mrs. Van Every may seek to acquire additional shares of the Common Stock in the open market or through the Issuer's dividend reinvestment plan, in private transactions or otherwise, or she may dispose of all or a portion of the shares of the Common Stock presently held or hereafter acquired.

                  As the grantor of the Irrevocable Trusts, Mrs. Van Every retained a limited power of appointment under each Irrevocable Trust that grants her shared investment power to dispose or direct the disposition of the Trust Shares. She shares this dispositive power with the trustee of each Irrevocable Trust with respect to the Trust Shares held therein. Salem Lance Every, Mrs.
Van Every's stepson, serves as trustee of one Irrevocable Trust which holds 1,297,920 of the Trust Shares. James D. Tomlinson, Mrs. Van Every's son, serves as trustee of the second Irrevocable Trust which holds 237,632 of the Trust Shares.

                  Under the terms of each Irrevocable Trust the beneficial ownership of the Trust Shares may be transferred upon their respective dates of termination. Upon the death of Mrs. Van Every, the Irrevocable Trusts will terminate and their assets will be transferred to the 1992 Nan Davis Van Every Revocable Trust or, if such trust is not existing, to the estate of Mrs. Van Every. In addition, each Irrevocable Trust will terminate with respect to its respective assets, including the Trust Shares, after such assets have been held in the respective Irrevocable Trust for four months. Such assets will be transferred to the 1992 Nan Davis Van Every Revocable Trust or, if such trust is not existing, to Mrs. Van Every.

                  Mrs. Van Every beneficially owns 31,000 shares of Common Stock subject to an option held by Salem Lance Van Every to acquire such shares. The option becomes exercisable on January 31, 1997.

                  Except as set forth in this Item 4, Mrs. Van Every has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.


                                  (Page 4 of 7)

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of shares of the Common Stock beneficially owned by Mrs. Van Every pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934 is 1,647,392, which constitutes approximately 5.5% of the outstanding shares of the Common Stock.

                  (b) The 1,647,392 shares of Common Stock reported herein are beneficially owned by Mrs. Van Every as follows:

                           (i) 111,840 shares of Common Stock are held either
directly by Mrs. Van Every or in her capacity as trustee under the Family Trusts. Mrs. Van Every has the sole investment power to dispose or direct the disposition of these shares and she has the sole voting power to vote or direct the voting of these shares.

                           (ii) 1,535,552 shares of Common Stock (the Trust
Shares) are held in the Irrevocable Trusts. Under the terms of the Irrevocable Trusts, Mrs. Van Every has the shared investment power to dispose or direct the disposition of these shares.

                  (c) Mrs. Van Every disposed of 4,300 shares of Common Stock by gift on December 9, 1996. In addition, she purchased 125 shares of the Common Stock on November 15, 1996 through the Issuer's dividend reinvestment plan for $18.09 per share.

                  (d) No person other than Mrs. Van Every has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mrs. Van Every, except as follows:

                           (i) the trustee of each respective Irrevocable Trust
has certain discretion to distribute for the benefit of Mrs. Van Every, during her lifetime, the net income and principal thereof, including dividends and proceeds from the sale of the Trust Shares, described in Item 5(b)(ii), under the terms of the Irrevocable Trusts.

                           (ii) the beneficiaries under the Family Trusts have
certain rights to receive dividends from, or the proceeds from the sale of, the shares of the Common Stock, described in Item 5(b)(i), held by such Family Trusts.

                           (iii) Mrs. Van Every has pledged 48,366 shares of the
Common Stock, described in Item 5(b)(i), to a bank as collateral for various loan obligations unrelated to any purchase of shares of the Common Stock. Mrs. Van Every has the power to direct the pledgee to sell such shares and use the proceeds to reduce the outstanding loan obligations.

                  (e) This item is inapplicable and has been omitted.

                                  (Page 5 of 7)

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 4 regarding (i) Mrs. Van Every's limited power of appointment to direct the disposition of the Trust Shares, (ii) the transfer of the Trust Shares upon termination of each Irrevocable Trust and (iii) certain shares held subject to an option agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A.   Nan Davis Van Every Florida Intangible Tax Trust
                               dated December 9, 1996.

                  Exhibit B.   Nan Davis Van Every Intangible Tax Trust dated
                               December 6, 1996.

                  Exhibit C.   Letter Agreement dated July 22, 1996 between Nan
                               D. Van Every and S. Lance Van Every.


                                  (Page 6 of 7)

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         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



/s/ Nan Davis Van Every               December 20, 1996
-----------------------
Nan Davis Van Every




                                  (Page 7 of 7)